

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Junling Liu
Chief Executive Officer
111, Inc.
3-5/F, No. 295 ZuChongZhiRoad
Pudong New Area
Shanghai, 201203
The People's Republic of China

> **Re: 111, Inc.**
> **Annual Report on Form 20-F**
> **Response Dated January 31, 2023**
> **File No. 001-38639**

Dear Junling Liu:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Kevin Zhang, Esq.